SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of August, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on August 4, 2003, entitled "Axcan Receives Food and Drug Administration Approval for Photofrin, for the Ablation of High-Grade Dysplasia in Barrett's Esophagus Patients."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: August 12, 2003                        By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
Nasdaq SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                             August 4, 2003
Press release for immediate distribution

       AXCAN RECEIVES FOOD AND DRUG ADMINISTRATION APPROVAL FOR PHOTOFRIN, FOR THE ABLATION OF HIGH-GRADE DYSPLASIA IN BARRETT'S ESOPHAGUS PATIENTS


MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today that it has received approval from the United States Food and Drug Administration ("FDA") for the use of PHOTOFRIN photodynamic therapy ("PDT") in the ablation of High-Grade Dysplasia ("HGD") in Barrett's Esophagus patients who do not undergo esophagectomy. PHOTOFRIN PDT was also granted orphan drug designation for this indication, which guarantees a 7-year marketing exclusivity.

"We are very pleased with this approval since the new indication of PHOTOFRIN PDT will allow us to fill an other therapeutic void in gastroenterology," commented Leon F. Gosselin, President and Chief Executive Officer of Axcan. "We expect to launch PHOTOFRIN PDT in the United States at the beginning of fiscal 2004 and to reach peak sales of U.S. $30-50 million within 5 to 7 years", he concluded.

PHOTOFRIN PDT was recently approved in Canada for the ablation of HGD in Barrett's Esophagus patients and is still under review in Europe for a similar indication. Axcan also recently announced that it was supporting Phase II studies on the use of PHOTOFRIN PDT in the treatment of cholangiocarcinoma, an aggressive cancer that grows in the ducts that carry bile from the liver to the small intestine.


ABOUT BARRETT'S ESOPHAGUS
-------------------------

Barrett's Esophagus is a condition that results from prolonged heartburn in which the normal lining of the lower part of the esophagus is replaced, over time, by another type of lining normally present in the stomach. Barrett's Esophagus is clearly recognizable at endoscopy. Typically, Barrett's Esophagus develops during the process of healing after a chronic injury to the esophageal mucosa, such as the injury caused by the reflux of gastric juice in the esophagus. Continued reflux may cause dysplastic changes progressing from Low-Grade to High-Grade Dysplasia. Such dysplasia may lead to esophageal adenocarcinoma, a life-threatening condition.

It is estimated, in North America, that 25,000 to 35,000 people suffer from High-Grade Dysplasia associated with Barrett's Esophagus, and approximately 5,000 to 7,000 new patients in North America are diagnosed with this condition each year.

STUDY RESULTS
-------------

The filing was based on a 208-patient multicenter, randomized, controlled, partially blinded, 2-arm trial, in which 138 patients were randomized to PHOTOFRIN PDT + omeprazole and 70 patients to omeprazole only, as a control group. Patients were followed every 3 months until four consecutive endoscopic results were negative for High-Grade Dysplasia and then semi-annually until the last enrolled patient had completed at least 24 months of follow-up evaluation after randomization. The length of follow-up ranged from 2 to 3.6 years.

The primary efficacy endpoint, assessed after a minimum follow-up of 24 months, was the complete ablation of High-Grade Dysplasia. PHOTOFRIN PDT resulted in this response in 77% of treated patients, while omeprazole alone resulted in 39% (the difference between groups was significant, with p<0.0001).

Secondary efficacy endpoint analyses showed that 1) the median duration of the ablation of HGD was 987 days in the PHOTOFRIN PDT group and 98 days in the omeprazole-only group; 2) the proportion of patients who progressed to oesophageal cancer was about twice as high in the omeprazole-only group compared to PHOTOFRIN photodynamic therapy group (p=0.006). Additional analyses showed that patients who failed to achieve a Complete Response in either group of patients had an approximately ten-fold higher risk of progression to cancer than patients who achieved a Complete Response.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor"  statement under the Private  Securities  Litigation Reform Act of
-----------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The name PHOTOFRIN appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           Web:     www.axcan.com